Exhibit 12.1

ORACLE CORPORATION

Consolidated Ratio of Earnings to Fixed Charges

	Nine Months Ended February 28,		Year Ended May 31,
(in millions)	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)
Earnings[1]
Income before provision for income taxes	$3,722	$2,931	$4,810	$4,051	$3,945	$3,425	$3,408
Add: Minority interest	52	27	41	42	37	33	36
Add: Fixed charges	276	109	205	173	59	55	74
Less: Equity in earnings	—	(3)	(14)	—	—	—	—
Less: Interest capitalized	—	—	—	—	—	(1)	(9)

Total earnings	$4,050	$3,064	$5,042	$4,266	$4,041	$3,512	$3,509

Fixed Charges[2]
Interest expensed	$248	$86	$169	$139	$21	$16	$20
Interest capitalized	—	—	—	—	—	1	9
Estimate of interest in rent expense	28	23	36	34	38	38	45

Total fixed charges	$276	$109	$205	$173	$59	$55	$74

Ratio of earnings to fixed charges	14.69x	28.03x	24.56x	24.60x	68.24x	63.84x	47.72x

[1]

The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the minority interests in the income before provision for income taxes of our majority owned subsidiaries, plus (c) our fixed charges, less (d) our share of our equity investee’s income before provision for income taxes, less (e) our interest capitalized.

[2]	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our interest capitalized, plus (c) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.